Mail Stop 3561

September 18, 2009

Kevin J. Degenstein
President and Chief Operating Officer
Energy, Inc.
1 First Avenue South
Great Falls, Montana 59401

      Re: Energy, Inc.
               Proxy Statement on Schedule 14A
               File No. 0-14183

Dear Mr. Degenstein:

     We have completed our review of your Proxy Statement on Schedule 14A and have no further comments at this time.

                          Sincerely,

                          H. Christopher Owings
                          Assistant Director